Exhibit 99.1

GAN Reports Third Quarter 2020 Financial Results

New Customer Wins and Readiness for Michigan Launch Drives 86% Year-over-Year

Increase in Quarterly Revenue

Coolbet acquisition to bring additional scale and provides near-turnkey capabilities in Online Sports Betting to enhance GAN’s Business-to-Business platform offerings

Irvine, California | November 16, 2020: GAN Limited (the “Company” or “GAN”) (NASDAQ: GAN), a leading business-to-business supplier of internet gaming software-as-a-service solutions primarily to the U.S. land-based casino industry, today reported its unaudited financial results for third quarter ended September 30, 2020.

Third Quarter Highlights Compared to Prior Year Quarter

●	Quarterly revenue of $10.3 million, up 86% from $5.5 million
●	Real money Internet gaming (“RMiG”) revenue of $7.7 million, up from $4.1 million
●	Simulated gaming revenue of $2.6 million, up from $1.4 million
●	Gross profit of $6.4 million, up from $2.4 million
●	Net loss attributable to equity holders was $4.1 million, or $0.14 basic and diluted per share, compared to net loss attributable to equity holders of $1.8 million, or $0.09 basic and diluted per share
●	Gross Operator Revenue(1) increased 76% to $142.3 million
●	Active Player-Days(2) and Average Revenue per Daily Active User(3) (“ARPDAU”) increased 38% and 27%, respectively
●	Adjusted EBITDA(4) was $(0.1) million, up from $(0.4) million
●

Pending acquisition of Vincent Group p.l.c.(“Coolbet”) for €149.1 million, a best-in-class RMiG platform with both Online Sports Betting (“OSB”) and iGaming offerings, and a diversified revenue stream across Northern Europe, Latin America and Canada

Dermot Smurfit, CEO of GAN stated:

“We built strong momentum in the third quarter and our results were in-line with our expectations. We added multiple new RMiG and Simulated Gaming customers over the last several months, demonstrating the unique and highly differentiated capabilities of our SaaS platform for integrated iGaming and Online Sports Betting. GAN continues to prove it’s the leading partner of choice for land-based casinos through an expanding solution offering, that allows our customers to quickly and efficiently expand their reach across the online gaming space. Our new customer pipeline in the U.S. remains strong and we’re building exciting relationships that we believe have the ability to scale across our customers’ casino portfolios as more states come online in the future. Our business remains strongly positioned to leverage the momentum of online sports betting and iGaming, which is clearly accelerating across the globe.”

“I am also excited to announce the strategic acquisition of Coolbet, as we continue developing and investing in our capabilities. Coolbet is a best-in-class RMiG provider, with both Online Sports Betting and iGaming offerings. The acquisition will allow GAN to provide near-turnkey capabilities in Online Sports Betting, rounding out our B2B platform offering in the U.S. We view this acquisition as the next strategic move in our growth strategy as we look to diversify our business model and geographic exposure. Enhancing our B2B platform with Coolbet’s solutions will allow us to leverage their proprietary OSB technology, engineering and know-how. We look forward to welcoming the Coolbet team to GAN and have already started to work diligently around our integration plans as we look to finalize the transaction over the next few months.”

Third Quarter 2020 Compared to Third Quarter 2019

Key Financial Highlights (Unaudited)

Three Months Ended September 30, 2020 and 2019

(in thousands of US$)

	Three months ended September 30,
	2020	2019
Revenue
RMiG Revenue	7,689	4,127
Simulated Gaming Revenue	2,577	1,389
Total Revenue	10,266	5,516

Profitability Measures
RMiG gross profit margin	73%	64%
Simulated Gaming gross profit margin	58%	57%
Net loss attributable to equity holders	(4,078)	(1,834)
Adjusted EBITDA(4)	(114)	(372)

Key Performance Indicators
Gross Operator Revenue(1) (US$ millions)	142.3	80.8
Active Player-Days(2) (in millions)	7.5	5.4
ARPDAU(3) (US$)	18.93	14.89

Revenue - Revenue for the third quarter of 2020 was $10.3 million, an increase of $4.8 million or 86% from the prior year quarter. RMiG revenue increased by $3.6 million, primarily attributable to additional SaaS and hardware revenue driven by deployments related to upcoming customer launches in Michigan. Simulated Gaming revenue increased by $1.2 million, primarily due to new customer launches and continued momentum.

During the third quarter of 2020, the Company’s largest customer deployed their proprietary digital wallet for OSB and, therefore, GAN did not recognize OSB revenue attributable to this customer after August 31, 2020.

Gross Profit - Gross Profit for the third quarter of 2020 was $6.4 million or 62% compared to $2.4 million or 44% for the third quarter of 2019. RMiG gross profit increased by $3.0 million which was primarily attributable to new customer launches and organic growth, partially offset by the impact of lower margin hardware equipment sales in the third quarter of 2020. Simulated Gaming gross profit increased by $0.7 million, which was attributable to organic growth. The Company’s depreciation and amortization included in cost of revenue was $0.8 million, a decrease of $0.3 million from the third quarter of 2019 due to certain development assets becoming fully amortized prior to third quarter of 2020.

Administrative Expenses - Administrative expenses for the third quarter of 2020 were $10.4 million compared to $4.1 million for the third quarter of 2019. The increase in administrative expenses was primarily attributable to (i) personnel and related costs of increasing from approximately 141 employees to 215 employees, (ii) share-based compensation for directors and key personnel, and (iii) increased professional services related to capital markets advisory, consulting, accounting advisory, tax advisory and legal expenses incurred in connection with corporate infrastructure and expansion projects, and additional compliance requirements as a result of becoming a public company in the United States in May 2020.

Additionally, the Company incurred $0.9 million of charges related to estimated tax provisions. These estimated tax provisions are the result of tax advisory services and internal audits pertaining to VAT, as well as potential application of the South Dakota v. Wayfair Supreme Court decision on June 21, 2018 as it related to U.S. sales and use taxes.

Net Loss Attributable to Equity Holders - Net loss attributable to equity holders was $4.1 million, or $0.14 per diluted share, compared to net loss attributable to equity holders of $1.8 million, or $0.09 per diluted share for the third quarter of the prior year.

Adjusted EBITDA - Adjusted EBITDA for the third quarter of 2020 was $(0.1) million, compared to $(0.4) million for the third quarter of 2019. The increase was primarily driven by growth partially offset by higher administrative expenses.

Cash and Cash Equivalents - Cash and cash equivalents were $57.5 million at September 30, 2020, compared to $10.1 million at December 31, 2019. Increased cash and cash equivalents primarily reflect the net proceeds received from the Company’s initial public offering residing in an interest-bearing account.

Coolbet Share Exchange Agreement

GAN announced today that it entered into a Share Exchange Agreement to acquire the Vincent Group p.l.c., and its flagship Coolbet brand for total consideration of €149.1 million (subject to adjustment as provided in the Share Exchange Agreement). The acquisition is expected to close in the first quarter of 2021, subject to regulatory review and the satisfaction of certain closing conditions. GAN expects to fund the acquisition with €80 million in cash and the remainder through an exchange of the Company’s ordinary shares. Please see GAN’s release on the announcement of the acquisition that was issued today for more details.

Outlook

Dermot Smurfit, CEO of GAN concluded:

“We look forward to the potential launch of multiple customers in Michigan, which are anticipated to go live in December. We are reiterating our previous outlook of $37 to $39 million in revenue this year, which includes IP licensing related deals subject to timing variability. Our pipeline remains robust, and we expect to see gross operator revenue accelerate as we progress through 2021. We also look forward to finalizing the acquisition of Coolbet in early 2021 and believe it will bring advantageous scale, geographic diversity and opportunity, as well as near-turnkey capabilities in Online Sports Betting that will help us further differentiate and enhance our U.S. platform. We remain confident that our unique position, differentiated solutions, strong management team, and solid financial position will enable us to continue to grow throughout 2021 and beyond.”

Conference Call Details

Date/Time:	Monday, November 16, 2020, at 4:30 PM EST
Webcast:	https://www.webcast-eqs.com/ganlimited20201116/en
U.S. Toll-Free Dial In:	(877) 407-0989
International Dial In:	(201) 389-0921

To access the call, please dial in approximately ten minutes before the start of the call. An accompanying slide presentation will be available in PDF format on the, “Results and Presentations” page of the Company’s website (http://gan.com/investors/results-and-presentations) after issuance of the earnings release.

About GAN Limited

GAN is a leading business-to-business supplier of internet gambling software-as-a-service solutions predominantly to the U.S. land-based casino industry. GAN has developed a proprietary internet gambling enterprise software system, GameSTACK™, which it licenses to land-based casino operators as a turnkey technology solution for regulated real-money internet gambling, encompassing internet gaming, internet sports gaming and virtual Simulated Gaming.

Non-GAAP Financial Measures

(1) The Company defines Gross Operator Revenue as the sum of its corporate customers’ gross revenue from Simulated Gaming, gross gaming revenue from real money regulated iGaming, and gross sports win from real money regulated sports betting. Gross Operator Revenue, which is not comparable to financial information presented in conformity with GAAP, gives management and users an indication of the extent of transactions processed through the Company’s corporate customers’ platforms and allows management to understand the extent of activity that the Company’s platform is processing.

(2) The Company defines Active Player-Days as unique individuals who log on and wager each day (either wagering with real money or playing with virtual credits used in Simulated Gaming), aggregated during the calendar year period. By way of illustrative example: one (1) unique individual logging in and wagering each day in a single calendar year would, in aggregate, represent 365 Active Player-Days. Active Player-Days provides an indicator of consistent and daily interaction that individuals have with the Company’s platforms. Active Player-Days allows management and users to understand not only total users who interact with the platform but gives an idea of the frequency to which users are interacting with the platform, as someone who logs on and wagers multiple days are weighted heavier during the period than the user who only logs on and wagers one day.

(3) The Company defines Average Revenue per Daily Active User (“ARPDAU”) as Gross Operator Revenue divided by the identified number of Active Player-Days. ARPDAU allows management to measure the value per daily user and track user interaction with the platforms, which helps both management and users of financial statements to understand the value per user that is driven by marketing efforts and data analysis obtained from the Company’s platforms.

(4)Adjusted EBITDA is a non-GAAP financial measure that is provided as supplemental disclosure which is defined as net income (loss) attributable to equity holders before finance costs, income taxes, depreciation and amortization, share-based payment expense and related expense, initial public offering related costs and other items which our Board of Directors considers to be infrequent or unusual in nature. The infrequent or unusual items related to accruals for resolution of outstanding VAT taxes and outstanding U.S. sales and use taxes for the three and nine months ended September 30, 2020.

Management uses the non-GAAP measure Adjusted EBITDA to measure its financial performance. Specifically, it uses Adjusted EBITDA (1) as a measure to compare its operating performance from period to period, as it removes the effect of items not directly resulting from core operations and (2) as a means of assessing its core business performance against others in the industry, because it eliminates some of the effects that are generated by differences in capital structure, depreciation, tax effects and unusual and infrequent events. The presentation of Adjusted EBITDA is not intended to be used in isolation or as a substitute for any measure prepared in accordance with GAAP. Adjusted EBITDA, as defined, may not be comparable to similarly titled measures used by other companies in the industry, and Adjusted EBITDA may exclude financial information that some investors may consider important in evaluating the Company’s performance. Adjusted EBITDA, as calculated by the Company, along with a reconciliation to net income (loss) attributable to equity holders, the comparable GAAP equivalent measure, is included below.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the pending acquisition of Coolbet and the anticipated benefits to the Company related thereto, the timing of closing the Coolbet acquisition, the Company’s 2020 revenue guidance, the strength of the Company’s customer pipeline and ability to scale as more states legalize real money iGaming, the Company’s competitive position with respect to iGaming and online sports betting, anticipated trends in revenues (including new customer launches), operating expenses and gross operator revenue, and management’s expectation of continued growth throughout 2021 and beyond, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law.

No Offer of Securities

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended (“Securities Act”).

Investor Contacts:

GAN	Alpha IR Group
Jack Wielebinski	Sofia Byrne or Chris Hodges
Head of Investor Relations	(312) 445-2870
(214) 799-4660	GAN@alpha-ir.com
jwielebinski@GAN.com

GAN Limited

Interim Condensed Consolidated Statement of Operations (Unaudited)

Three and Nine Months Ended September 30, 2020 and 2019

(in thousands of US$, except share data)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue	10,266	5,516	26,259	19,280
Cost of revenue	3,894	3,099	9,338	10,177
Gross profit	6,372	2,417	16,921	9,103
Administrative expenses	10,430	4,079	28,540	10,146
Operating loss	(4,058)	(1,662)	(11,619)	(1,043)
Net finance costs	25	31	454	93
Loss before income taxes	(4,083)	(1,693)	(12,073)	(1,136)
Income tax (benefit) expense	(5)	141	312	409
Net loss attributable to equity holders of the Parent	(4,078)	(1,834)	(12,385)	(1,545)

Loss per share attributable to ordinary shareholders, basic and diluted	(0.14)	(0.09)	(0.48)	(0.07)
Weighted average shares outstanding, basic and diluted	29,571,905	21,362,133	25,782,776	21,349,572

GAN Limited

Interim Condensed Consolidated Statement of Financial Position (Unaudited)

(in thousands of US$)

	September 30, 2020	December 31, 2019
ASSETS
Non-current assets
Intangible assets	6,008	5,164
Property, plant and equipment	655	190
Right-of-use assets	782	1,334
Lease deposits	68	115
Contract costs	291	57
Total non-current assets	7,804	6,860
Current assets
Cash and cash equivalents	57,489	10,098
Trade and other receivables	9,079	5,974
R&D tax credit receivable	-	1,127
Inventory	416	883
Prepayments	3,099	1,061
Lease deposits	77	80
Contract costs	55	29
Total current assets	70,215	19,252
Total assets	78,019	26,112
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade and other payables	13,358	6,760
Contract liabilities	1,561	3,023
Current portion of lease liabilities	299	692
Total current liabilities	15,218	10,475
Non-current liabilities
Lease liabilities	355	535
Total liabilities	15,573	11,010
Equity	62,446	15,102
Total liabilities and equity	78,019	26,112

GAN Limited

Interim Condensed Consolidated Statement of Cash Flows (Unaudited)

(in thousands of US$)

	Nine months ended September 30,
	2020	2019
Cash flows from operating activities
Net loss attributable to equity holders	(12,385)	(1,545)
Adjustments to reconcile net loss to cash (used in) provided by operating activities	8,960	4,207
Changes in working capital accounts	848	1,709
Net cash (used in) provided by operating activities	(2,577)	4,371
Cash flows from investing activities
Interest received	4	10
Purchase of intangible assets	(3,110)	(2,279)
Purchase of property, plant and equipment	(560)	(380)
Net cash used in investing activities	(3,666)	(2,649)
Cash flows from financing activities
Proceeds from issuance of shares in initial public offering, net	57,445	-
Payment of deferred offering costs	(1,678)	-
Payment to previous shareholders	(2,525)	-
Proceeds from exercise of share options	2,279	79
Payment of finance costs	(385)	-
Capital element of lease liabilities payments	(609)	(524)
Interest paid on lease liabilities	(66)	(105)
Net cash provided by (used in) financing activities	54,461	(550)
Effect of exchange rate on cash and cash equivalents	(827)	442
Increase in cash and cash equivalents	47,391	1,614
Cash and cash equivalents, beginning of period	10,098	6,967
Cash and cash equivalents, end of period	57,489	8,581

GAN Limited

Segment Revenue and Gross Profit (Unaudited)

Three and Nine Months Ended September 30, 2020 and 2019

(in thousands of US$)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
RMiG
SaaS Revenue	4,803	2,868	13,706	7,235
Service Revenue	1,413	1,259	4,453	2,798
Other	1,473	-	1,473	4,904
RMiG Revenue	7,689	4,127	19,632	14,937

Simulated Gaming
SaaS Revenue	2,111	1,084	5,563	3,467
Service Revenue	466	305	1,064	876
Simulated Gaming Revenue	2,577	1,389	6,627	4,343

Total Revenue	10,266	5,516	26,259	19,280

RMiG
Revenue	7,689	4,127	19,632	14,937
Cost of sales (excl. depreciation and amortization)	2,062	1,484	4,322	4,988
RMiG Segment Gross Profit	5,627	2,643	15,310	9,949
Segment gross profit margin %	73%	64%	78%	67%

Simulated Gaming
Revenue	2,577	1,389	6,627	4,343
Cost of sales (excl. depreciation and amortization)	1,074	598	2,727	1,744
Simulated Gaming Segment Gross Profit	1,503	791	3,900	2,599
Segment gross profit margin %	58%	57%	59%	60%

Cost of sales, depreciation and amortization	758	1,017	2,289	3,445
Total Gross Profit	6,372	2,417	16,921	9,103
Gross profit margin %	62%	44%	64%	47%

GAN Limited

Revenue by Geography (Unaudited)

Three and Nine Months Ended September 30, 2020 and 2019

(in thousands of US$)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue by Geography*
United States	8,662	4,455	21,957	15,887
Italy	1,279	1,047	3,714	3,315
U.K. and Channel Islands	10	1	253	4
Rest of the world	315	13	335	74
Total	10,266	5,516	26,259	19,280

*	Revenue is segmented based upon the location of the legal entity of the Company’s customer

Basis of Preparation

In May 2020, GAN Limited completed a share exchange and reorganization whereby each shareholder of the previous parent, GAN plc, agreed to exchange four ordinary shares for issuance of one ordinary share of GAN Limited plus a pro rata portion of an aggregate £2 million in cash. Immediately subsequent to the reorganization, shareholders of the Company held the same economic interest in the Company as they had in GAN plc prior to the reorganization.

The consolidated financial statements herein include the operations of GAN plc and following the share exchange and reorganization, became a wholly owned subsidiary of the GAN Limited. GAN Limited is a holding company with no significant operations. All per share and share amounts reflect the effect of the share exchange.

The financial information included herein is prepared in accordance with the recognition and measurement requirements of International Financial Reporting Standards as issued by International Accounting Standards Board, unless otherwise stated. The presentation of the interim results has not been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those followed in the preparation of the Company’s non-statutory financial statements for the years ended December 31, 2018 and 2019 included in the Company’s Registration Statement on Form F-1 related to its initial public offering, filed with the SEC on May 5, 2020.

Non-GAAP Financial Information

The following table shows Adjusted EBITDA, as calculated by the Company for the periods presented, along with a reconciliation to net loss attributable to equity holders, the comparable GAAP measure. Adjusted EBITDA margins represent Adjusted EBITDA divided by total revenue.

(in thousands of US$)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net loss attributable to equity holders	(4,078)	(1,834)	(12,385)	(1,545)
Income tax (benefit) expense	(5)	141	312	409
Loss before income taxes	(4,083)	(1,693)	(12,073)	(1,136)
Non-operating expense
Net finance costs	25	31	454	93
Depreciation expense	269	195	610	627
Amortization expense	716	961	2,166	3,264
	1,010	1,187	3,230	3,984
EBITDA	(3,073)	(506)	(8,843)	2,848
Share-based payment and related expense	2,020	134	9,503	392
Initial public offering transaction related	-	-	2,831	-
Tax related provisions	939	-	939	-
Adjusted EBITDA	(114)	(372)	4,430	3,240
Adjusted EBITDA margin %	(1)%	(7)%	17%	17%